EXHIBIT 99.1
Press Release dated October 4, 2005 announcing the adjournment of the Extraordinary General Meeting of the company’s shareholders until November 2.

NEWS FOR INVESTORS
TIM HELLAS EXTRAORDINARY GENERAL ASSEMBLY ADJOURNED UNTIL NOVEMBER 2
ATHENS, October 4, 2005 — TIM Hellas Telecommunications S.A. (NASDAQ: TIMHY; Amsterdam: TIMHY) announced that during the Extraordinary General Assembly of the company’s shareholders held today to, among other things, consider and vote on the cash-out merger of the company with and into TROY GAC Telecommunications S.A., and the related draft merger agreement, TCS Capital Management, LLC exercised its right as a holder of more than 5% of the company’s ADSs— representing the corresponding number of outstanding shares held by N.V. Algemeen Nederlands Trustkantoor ANT, to adjourn the meeting until Wednesday, November 2, 2005, at 16:00, at the company offices in Maroussi (66, Kifissias Avenue). No further business was conducted today.
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Investor Relations: Rania Bilalaki Tel: +30 210 615 8585
ir@tim.com.gr www.tim.com.gr/en/ir.cfm
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TIM Hellas Telecommunications SA (Nasdaq: TIMHY; Amsterdam: TIMHY) is at the forefront of mobile communications in Europe and its brand stands for innovative products and services. The company’s stock is publicly traded on the Nasdaq and Amsterdam exchanges.